                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                                   Sonat Inc.
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                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    835415000
                                 --------------
                                 (CUSIP Number)


                                  Joseph Romano
                               Two Houston Center
                             909 Fannin, Suite 2910
                              Houston, Texas 77010
                                 (713) 739-0836
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 13, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------
CUSIP No.   835415000
----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Selim K. Zilkha, individually and as trustee of the Selim K. Zilkha Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       [a] [ ]
                                                                       [b] [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR  2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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          NUMBER OF             7   SOLE VOTING POWER

            SHARES                   -0-
                                 -----------------------------------------------
         BENEFICIALLY            8   SHARED VOTING POWER

           OWNED BY                  14,118,916 shares*
                                 -----------------------------------------------
             EACH                9   SOLE DISPOSITIVE POWER

           REPORTING                 14,118,916 shares*
                                 -----------------------------------------------
            PERSON               10  SHARED DISPOSITIVE POWER

             WITH                    -0- shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    14,118,916  shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.8% (based upon the number of shares outstanding on March 11, 1999)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

* Includes 2,100 shares directly owned by Selim K. Zilkha and 14,116,816 shares indirectly owned by Selim K. Zilkha.

                              -Page 2 of 9 Pages -

                                  SCHEDULE 13D

----------------------
CUSIP No.   835415000
----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Selim K. Zilkha Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------- ----------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR  2(e)                                        [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
          NUMBER OF             7   SOLE VOTING POWER

            SHARES                   -0-
                                 -----------------------------------------------
         BENEFICIALLY            8   SHARED VOTING POWER

           OWNED BY                  14,116,816 shares
                                 -----------------------------------------------
             EACH                9   SOLE DISPOSITIVE POWER

           REPORTING                 14,116,816 shares
                                 -----------------------------------------------
            PERSON               10  SHARED DISPOSITIVE POWER

             WITH                    -0- shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    14,116,816
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.8% (based upon the number of shares outstanding on March 11, 1999)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     00, Trust
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             - Page 3 of 9 Pages -

                             INTRODUCTORY STATEMENT

          On December 2, 1997, Michael Zilkha, the Selim K. Zilkha Trust, the Selim K. Zilkha (1996) Annuity Trust, Selim K. Zilkha and Ezra Zilkha (collectively, the "Original Reporting Persons") jointly filed a Schedule 13D (File No. 005-35867) with the Securities and Exchange Commission (the "Commission") as a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934 with respect to the common stock, par value $1.00 per share ("Company Common Stock"), of Sonat Inc. (the "Company"). The Original Reporting Persons subsequently filed Amendment No. 1 to Schedule 13D (together with the original filing, the "Original Group 13D") with the Commission on February 3, 1998 to terminate the status of the Original Reporting Persons as a group, among other things. This Schedule 13D is being filed by Selim K. Zilkha and the Selim
K. Zilkha Trust (each individually, a "Reporting Person" and together, the "Reporting Persons") to update the information required by Schedule 13D with respect to the Reporting Persons' beneficial ownership of Company Common Stock as a result of the Zilkha Voting Agreement (as defined below).

          On March 13, 1999, Sonat Inc. (the "Company") entered into an Agreement and Plan of Merger (the "El Paso Merger Agreement") with El Paso Energy Corporation ("El Paso") providing, among other things, for a business combination between the Company and El Paso. In connection with the El Paso Merger Agreement, Michael Zilkha and Selim K. Zilkha, in his individual capacity and in his capacity as trustee of the Selim K. Zilkha Trust (collectively, the "Stockholders"), entered into a Voting Agreement with El Paso (the "Zilkha Voting Agreement"), dated March 13, 1999, relating to the voting of certain shares of Company Common Stock then owned or thereafter acquired by the Stockholders.

          Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the El Paso Merger Agreement, the Zilkha Voting Agreement, or the Registration Rights Agreement dated as of January 30, 1998 (the "Registration Rights Agreement"), among the Company, the Stockholders and the Selim K. Zilkha (1996) Annuity Trust. The El Paso Merger Agreement, the Zilkha Voting Agreement and the Registration Rights Agreement are filed as exhibits hereto and incorporated herein by reference.

ITEM 1.   SECURITY AND ISSUER

          The information provided under Item 1 in the Original Group 13D (File No. 005-35867) is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND

          The  information  provided in response to paragraphs  (a) - (c) of
Item 2 with respect to each  Reporting Person is set forth on Schedule I.

          The information provided with respect to each Reporting Person in response to paragraphs (d) - (f) of Item 2 of the Original Group 13D (File No. 005-35867) is incorporated herein by reference.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The information provided with respect to each Reporting Person in response to Item 3 of the Original Group 13D (File No. 005-35867) is incorporated herein by reference and is supplemented to include the following:

          No funds were used in connection with entering into the Zilkha Voting Agreement.

                             - Page 4 of 9 Pages -

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ITEM 4.   PURPOSE OF TRANSACTION

          The information provided with respect to each Reporting Person in response to Item 4 of the Original Group 13D (File No. 005-35867) is incorporated herein by reference and is supplemented to include the following:

          Concurrently with the execution and delivery of the El Paso Merger Agreement and as a condition and inducement to El Paso's willingness to enter into the El Paso Merger Agreement, El Paso and the Stockholders (including each Reporting Person) entered into the Zilkha Voting Agreement. Pursuant to the Zilkha Voting Agreement, each Stockholder has agreed that he or it, at any meeting of the stockholders of the Company, shall (1) appear at the meeting or otherwise cause the shares of Company Common Stock subject to the agreement and owned by him or it, together with any shares of Company Common Stock acquired by him or it after the date of the El Paso Merger Agreement (collectively, the "Company Shares"), to be counted as present thereat for purposes of establishing a quorum or (2) vote his or its Company Shares, or cause his or its Company Shares to be voted, in favor of the approval and adoption of the El Paso Merger Agreement and the transactions contemplated thereby, and any action required in furtherance thereof, if the El Paso Merger Agreement (as in effect as of March 13, 1999 and amendments thereto that do not effect a change to the transactions contemplated thereby as of March 13, 1999 that would materially and adversely affect the Stockholders) and the transactions contemplated thereby are presented at the Company's stockholders' meeting. As security for each Stockholder's obligations under the Zilkha Voting Agreement, each Stockholder irrevocably appointed El Paso as his or its attorney and proxy to vote the Company Shares at the Company's stockholders' meeting to the extent provided above. The Zilkha Voting Agreement will terminate upon the earliest to occur of (1) the effective time of the Parent Merger or the Alternative Merger and (2) the termination of the El Paso Merger Agreement in accordance with its terms. Pursuant to the terms of the Zilkha Voting Agreement, the Stockholders are not permitted to transfer or sell their Company Shares.

          The Zilkha Voting Agreement also requires El Paso, after the effective time of the Parent Merger or the Alternative Merger, to comply with the obligations of the Company contained in the Registration Rights Agreement as if El Paso were the Company.

          Under the El Paso Merger Agreement, the Board of Directors of El Paso is required to take such action as is necessary so that as of the effective time of the Parent Merger or the Alternative Merger, it has 15 members, nine of whom are persons designated by the Board of Directors of El Paso prior to the effective time (no more than one such person being an insider of El Paso) ("El Paso Designees") and six of whom are persons designated by the Board of Directors of the Company prior to the effective time (no more than one such person being an insider of the Company and no more than one such person being a Stockholder) ("Company Designees"). If any Company Designee or El Paso Designee is over the age of 68 at the effective time, El Paso shall waive any age limitation applicable to members of the Board of Directors, with respect to such Company Designee or El Paso Designee, as applicable. After the effective time, El Paso will not discriminate between Company Designees and El Paso Designees in making any determination with respect to the waiver of the age limitation applicable to members of the Board of Directors, it being understood that determinations are made on a case-by-case basis and it being further understood that El Paso waives such age limitation for Selim K. Zilkha. The El Paso Merger Agreement further provides that Selim K. Zilkha shall be nominated by El Paso's Board of Directors (or nominating committee or other committee performing similar functions) for election to serve as a director of El Paso for so long as Selim K. Zilkha and members of his immediate family and trusts therefor (including the Selim K. Zilkha Trust) own at least 5% of the then outstanding shares of El Paso Common Stock.

          Each Reporting Person may change any of his or its current intentions, acquire a beneficial interest in additional shares of Company Common Stock, sell or otherwise dispose of all or any part of the shares of Company Common Stock beneficially owned by him or it, or take any other action with respect to the Company or any of its

                             - Page 5 of 9 Pages -
equity securities in any manner permitted by law and consistent with the terms of the Zilkha Voting Agreement. Reference is hereby made to Articles I, II, VI and VII of the El Paso Merger Agreement for a description of other transactions or events of the type described in paragraphs (a) through (j) of Item 4 of
Schedule 13D. Except as disclosed in this Item 4, each Reporting Person does not have any current plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

          The foregoing response to this Item 4 is qualified in its entirety by reference to the El Paso Merger Agreement, the full text of which is filed as Exhibit A hereto, the Zilkha Voting Agreement, the full text of which is filed as Exhibit B hereto, and the Registration Rights Agreement, the full text of which has previously been filed as an exhibit to the Original Group 13D (File No. 005-35867). All such agreements are incorporated herein by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) The Company reported in the El Paso Merger Agreement that it had outstanding as of the close of business on March 11, 1999 an aggregate of 110,047,818 shares of Company Common Stock. As of the date of this Schedule 13D, each Reporting Person may be deemed to beneficially own the number of shares and corresponding percentage of the outstanding shares of Company Common Stock as is set forth on the cover pages of this Schedule 13D. Such information is incorporated herein by reference.

          (b) The number of shares of Company Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for each Reporting Person is set forth on the cover pages of this Schedule 13D, and such information is incorporated herein by reference.

          Each Reporting Person shares with El Paso the power to vote the number of shares of Company Common Stock identified on the cover page of this Schedule 13D as shares with respect to which there is shared voting power. Such information is incorporated herein by reference. El Paso holds the power to vote such shares only with respect to certain matters as described above. El Paso Energy Corporation is a Delaware corporation whose principle operations include the interstate and intrastate transportation, gathering and processing of natural gas; the marketing of natural gas, power and other commodities; and the development and operation of energy infrastructure facilities worldwide. The address of El Paso's principal office is 1001 Louisiana, Houston, Texas 77002. To the best of each Reporting Person's knowledge, El Paso has not, during the last five years, been convicted in a criminal proceeding, nor has El Paso been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which El Paso was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (c) Not applicable.

          (d) Each Reporting Person has the right to receive the dividends from, and the proceeds from the sale of, the number of shares of Company Common Stock reported by such person on the cover pages of this Schedule 13D.

          (e) Not applicable.

                             - Page 6 of 9 Pages -

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The response to Item 4, the Merger Agreement, the Zilkha Voting Agreement and the Registration Rights Agreement are incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

         The following are filed herewith as exhibits to this Schedule 13D:

          A. Agreement and Plan of Merger, dated as of March 13, 1999, by and between El Paso Energy Corporation and Sonat Inc.

          B. Voting Agreement, dated March 13, 1999, by and between Michael Zilkha and Selim Zilkha, in his individual capacity and in his capacity as trustee of the Selim K. Zilkha Trust, and El Paso Energy Corporation.

          C. Registration Rights Agreement, dated as of January 30, 1998, by and among Sonat Inc., Selim K. Zilkha, Michael Zilkha, the
              Selim K. Zilkha Trust and the Selim K. Zilkha (1996) Annuity
              Trust (incorporated by reference to Exhibit C to Amendment No. 1 to Schedule 13D (File No. 005-35867) filed with the Securities and Exchange Commission on February 3, 1998).

                             - Page 7 of 9 Pages -

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    March 17, 1999


                                                    /s/ SELIM K. ZILKHA
                                                    ---------------------------

                                                    Selim K. Zilkha


                                                    /s/ SELIM K. ZILKHA
                                                    ---------------------------
                                                    Selim K. Zilkha, Trustee of
                                                    the Selim K. Zilkha Trust

                             - Page 8 of 9 Pages -

                                   Schedule I


Name:        Selim K. Zilkha
Address:     Two Houston Center
             909 Fannin, Suite 2910
             Houston, Texas 77010
Occupation:  Investor


Name:        Selim K. Zilkha Trust
Address:     Two Houston Center
             909 Fannin, Suite 2910
             Houston, Texas 77010
Occupation:  N/A

                             - Page 9 of 9 Pages -

                                EXHIBIT INDEX


          A. Agreement and Plan of Merger, dated as of March 13, 1999, by and between El Paso Energy Corporation and Sonat Inc.

          B. Voting Agreement, dated March 13, 1999, by and between Michael Zilkha and Selim Zilkha, in his individual capacity and in his capacity as trustee of the Selim K. Zilkha Trust, and El Paso Energy Corporation.

          C. Registration Rights Agreement, dated as of January 30, 1998, by and among Sonat Inc., Selim K. Zilkha, Michael Zilkha, the
              Selim K. Zilkha Trust and the Selim K. Zilkha (1996) Annuity
              Trust (incorporated by reference to Exhibit C to Amendment No. 1 to Schedule 13D (File No. 005-35867) filed with the Securities and Exchange Commission on February 3, 1998).